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                            January 17, 2024

       Richard Hardiman
       Chief Executive Officer
       RanMarine Technology B.V.
       Galile  straat 15, 3029AL
       Rotterdam, The Netherlands

                                                        Re: RanMarine
Technology B.V.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed December 21,
2023
                                                            File No. 333-273199

       Dear Richard Hardiman:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 25, 2023 letter.

       Registration Statement on Form F-1 filed December 21, 2023

       The Offering, page 14

   1. We note a reference to footnote (1) but see no corresponding parenthetical. Please revise.
       Use of Proceeds, page 35

   2. We note your disclosure that "each holder has signed an amendment to the bridge loan documents, in which the
maturity date shall be changed to December 31, 2023." Please revise to provide an
update.
 Richard Hardiman
FirstName
RanMarineLastNameRichard
           Technology B.V. Hardiman
Comapany
January 17,NameRanMarine
           2024           Technology B.V.
January
Page 2 17, 2024 Page 2
FirstName LastName
Business
Products in Development, page 47

3. We note your disclosure that the MegaShark has a targeted commercial launch date in the fourth quarter of 2023. Please update.
Executive Compensation, page 74

4. Please update your executive compensation information for the fiscal year ended
         December 31, 2023.
Exhibits

5. We note that Exhibit 3.1 is "[f]or discussion purposes only subject to partner review"
         and Exhibits 4.3 and 4.4 contain inappropriate notes to draft or internal comments to your working group. Please file final versions/forms of Exhibits 3.1, 4.3 and 4.4.
6. We note your disclosure that "as set forth in the deposit agreement, and to the fullest extent permitted by applicable law, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the rules or regulations promulgated pursuant to such statutes." Please tell us where the applicable exclusive forum provision is in the deposit agreement.
7. Please have counsel revise Exhibit 5.1 to state that the selling shareholder's shares are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal
         Bulletin No. 19. Additionally, please revise the legal opinions to appropriately cover the units and the ordinary shares underlying the tradeable warrants, non-tradeable warrants and representative's warrants. Refer to Sections II.B.1.f and II.B.1.h of Staff Legal
         Bulletin No. 19.
General

8. With a view towards disclosure, please explain your relationship with RedChip and describe the issuance of shares to RedChip.
9. Please add a risk factor relating to the exclusive forum provisions contained in the warrant agreements.
 Richard Hardiman
FirstName
RanMarineLastNameRichard
           Technology B.V. Hardiman
Comapany
January 17,NameRanMarine
           2024           Technology B.V.
January
Page 3 17, 2024 Page 3
FirstName LastName
       Please contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing